Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road, Palo Alto

California 94304

July 29, 2005

VIA EDGAR AND

OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mark	P. Shuman, Branch Chief-Legal

Re:	Occam Networks, Inc. Registration Statement on Form S-1 (Resale) Filed May 19, 2005 File No. 333-125060

Dear Mr. Shuman:

On behalf of Occam Networks, Inc. (“Occam”), we submit this letter in response to the comment letter dated June 17, 2005 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Occam’s Registration Statement on Form S-1 (File No. 333-125060) filed on May 19, 2005 (the “Registration Statement”).

On behalf of Occam, we are concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (the “Amendment”). In this letter, we have recited the comments from the Staff in italicized, bold type and have followed the comment with Occam’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Amendment. A copy of this letter and a marked copy of the Amendment have been sent to you via overnight courier.

General

1.	Please be advised that all comments relating to the Form l0-K for the year ended December 31, 2004 and to the pending application for confidential treatment must be resolved before you seek acceleration of the effective date of the above-cited registration statement.

Occam acknowledges and understands the Staff’s comment.

Securities and Exchange Commission

Re: Occam Networks, Inc.

July 29, 2005

Cover Page

2.	Please ensure that you refer to the separate distribution of shares conducted as a rights offering. Similarly, the cover page to the rights offering prospectus should contain a corresponding reference to this resale distribution.

Occam has revised both the cover page to the rights offering prospectus and the cover page to the resale prospectus in response to the Staff’s comment.

Selling Stockholders

3.	Please identify the natural person or persons who have sole or shared voting and/or investment power over each of the entities listed in the table. This disclosure may be included in the footnotes to the table. See interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the Corporation Finance Manual of Publicly Available Telephone Interpretations, as well as interpretation I.60 of the July 1977 version of the telephone interpretations manual.

In response to the Staff’s comment, Occam has revised the Selling Stockholders table on page 37 of the Registration Statement to identify the natural persons and/or publicly held entities that have sole or shared voting and/or investment power over the entities listed as selling stockholders. Occam is awaiting additional information regarding certain selling stockholders and expects to include additional information regarding such stockholders in a subsequent amendment to the Registration Statement.

4.	Please tell us whether any of the selling shareholders are affiliates of a registered broker-dealer. If so, please identify them as such and disclose whether the sellers purchased the shares in the ordinary course of business and at the time of the purchase of the securities to be resold, the sellers had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Occam supplementally advises the Staff that disclosure regarding selling stockholder affiliation to registered broker-dealers is provided on page 40 of the Registration Statement in the “Plan of Distribution” section. In response to the Staff’s comment, Occam has enhanced this disclosure to specifically identify selling stockholders who are affiliated with registered broker-dealers. Similar disclosure has also been added to the “Selling Stockholders” section on page 38.

Securities and Exchange Commission

Re: Occam Networks, Inc.

July 29, 2005

Description of the Series A-2 Convertible Preferred Stock

5.	We note your disclosure on page 35 under the caption Insufficient Authorized Common Stock regarding the “issuance of all the Series A-2 preferred stock offered hereby....” As this registration statement is limited to the resale transactions, it is unclear how this sentence relates to the registration statement. Please revise or advise.

Occam supplementally informs the Staff that at its annual meeting of stockholders held on June 21, 2005, the stockholders approved an amendment to Occam’s certificate of incorporation increasing the number of shares of authorized common stock from 750,000,000 to 950,000,000 and the number of shares of authorized preferred stock from 5,000,000 to 7,000,000. Accordingly, disclosure on page 35 of the Registration Statement and similar disclosure in other parts of the Registration Statement regarding insufficient authorized shares of common stock and preferred stock have been removed.

Other Matters

Occam supplementally advises the Staff that on June 22, 2005, the Audit Committee of its Board of Directors dismissed PricewaterhouseCoopers LLP as Occam’s independent registered public accounting firm. On June 28, 2005, Occam’s Audit Committee engaged Singer Lewak Greenbaum & Goldstein LLP, or SLGG, as Occam’s independent registered public accounting firm. Disclosure regarding this change in accountants has been added to the Amendment (at the end of the Management’s Discussion & Analysis of Financial Condition & Results of Operation section). Occam confirms that no additional material changes were made in the Amendment for reasons other than (i) in response to a specific Staff comment, or (ii) as noted in this response letter.

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Securities and Exchange Commission

Re: Occam Networks, Inc.

July 29, 2005

Please direct your questions or comments to or me (650-320-4557) or Robert Kornegay (650-320-4553). In addition, we would request that you provide a copy of any future correspondence regarding this matter to the attention of Mr. Kornegay and me at fax number 650-493-6811. Thank you for your assistance.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Asaf Kharal

cc:	Maryse Mills-Apenteng, Securities and Exchange Commission

Barbara C. Jacobs, Securities and Exchange Commission

Howard Bailey, Chief Financial Officer, Occam Networks, Inc.

Ronald Hughes, General Counsel, Occam Networks, Inc.